CountSharp, LLC

Balance Sheet

Unaudited

ASSETS		December 31, 2023
Current Assets		
Cash and equivalents	$	1,324
Accounts receivable		60,000
Total Current Assets		61,324
TOTAL ASSETS	$	61,324
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$	1
Total Current Liabilities		1
Members' Equity		
Member contributions		1,171,100
Acumulated deficit		(1,109,777)
Total Members' Equity		61,323
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	61,324